ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

March 22, 2021	Lisa M. Henry T +1 617 951 7780 Lisa.Henry@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: AMG Funds I (Registration Nos. 033-44909 and 811-06520)

Ladies and Gentlemen:

On behalf of AMG Funds I (the “Trust”), we are today filing, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Act”), by electronic submission via EDGAR, Post-Effective Amendment No. 113 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A under the Act (the “Registration Statement”). Pursuant to the requirements of Rule 485(a)(1), it is intended that the Amendment become effective May 24, 2021, unless superseded by a subsequent filing.

The Amendment relates solely to AMG FQ Tax-Managed U.S. Equity Fund, AMG River Road Large Cap Value Select Fund (formerly AMG FQ Long-Short Equity Fund), AMG Managers Emerging Opportunities Fund, AMG Boston Common Global Impact Fund (formerly AMG Managers Brandywine Fund) and AMG Veritas Global Real Return Fund (formerly AMG Managers Brandywine Blue Fund), each a series of the Trust (the “Funds”). The Amendment does not supersede or amend any disclosure in the Trust’s Registration Statement relating to any other series of the Trust.

The Amendment is being submitted in connection with, among other things, approval by the Board of Trustees of the Trust of an interim subadvisory agreement for each Fund and to reflect certain anticipated changes if shareholders approve the proposals submitted to shareholder vote as described in the Preliminary Proxy Statements on Schedule 14A for each of AMG River Road Large Cap Value Select Fund, AMG Boston Common Global Impact Fund and AMG Veritas Global Real Return Fund, filed on March 22, 2021, and for AMG FQ Tax-Managed U.S. Equity Fund and AMG Managers Emerging Opportunities Fund, which will be filed at a later date.

No fees are required in connection with this filing. Please direct any questions you may have with respect to this filing to me at (617) 951-7780.

Securities and Exchange Commission	- 2 -	March 22, 2021

Very truly yours,

/s/ Lisa M. Henry

Lisa M. Henry